Cake Hoopla, LLC

Profit and Loss
January - December 2022

	TOTAL
Income	
Sales	9,585.77
Uncategorized Income	750.00
Total Income	**$10,335.77**
Cost of Goods Sold	
Cost of goods sold	0.00
Supplies & materials	230.88
Total Cost of goods sold	**230.88**
Total Cost of Goods Sold	**$230.88**
GROSS PROFIT	**$10,104.89**
Expenses	
Advertising & marketing	7,047.63
Building & property rent	6,000.00
Business licences	1,259.60
Commissions & fees	45.00
Contributions to charities	50.00
General business expenses	0.00
Bank fees & service charges	3.00
Continuing education	699.00
Memberships & subscriptions	22.00
Total General business expenses	**724.00**
Insurance	232.42
Business insurance	2,627.42
Property insurance	147.99
Total Insurance	**3,007.83**
Legal & accounting services	1,304.00
Office expenses	37.50
Merchant account fees	80.03
Office supplies	309.28
Printing & photocopying	994.37
Shipping & postage	897.98
Software & apps	941.18
Total Office expenses	**3,260.34**
QuickBooks Payments Fees	39.73
Supplies	6,254.50
Supplies & materials	6,042.32
Total Supplies	**12,296.82**
Travel	0.00
Hotels	604.48
Total Travel	**604.48**

Cake Hoopla, LLC

Profit and Loss

January - December 2022

	TOTAL
Utilities	150.00
Phone service	50.00
Total Utilities	**200.00**
Total Expenses	**$35,839.43**
NET OPERATING INCOME	**$ -25,734.54**
Other Income	
Other income	0.00
Total Other Income	**$0.00**
Other Expenses	
Vehicle expenses	7,300.00
Vehicle gas & fuel	973.61
Total Vehicle expenses	**8,273.61**
Total Other Expenses	**$8,273.61**
NET OTHER INCOME	**$ -8,273.61**
NET INCOME	**$ -34,008.15**

Cake Hoopla, LLC

Balance Sheet
As of December 31, 2022

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
BUS COMPLETE CHK (7989) - 3	34,595.65
Cash	172.17
Checking (3132)	13,548.54
Petty Cash	40.00
Total Bank Accounts	**$48,356.36**
Accounts Receivable	
Accounts Receivable (A/R)	0.00
Total Accounts Receivable	**$0.00**
Other Current Assets	
Payments to deposit	0.00
Total Other Current Assets	**$0.00**
Total Current Assets	**$48,356.36**
Fixed Assets	
Tools, machinery, and equipment	380.00
Vehicles	10,000.00
Total Fixed Assets	**$10,380.00**
TOTAL ASSETS	**$58,736.36**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Business Credit Card	0.00
C. TROXEL (9127) - 2	3,228.91
J. KEATING (2507) - 2	-3,708.73
Total Credit Cards	**$ -479.82**
Total Current Liabilities	**$ -479.82**
Long-Term Liabilities	
Long-term business loans	26,000.00
Total Long-Term Liabilities	**$26,000.00**
Total Liabilities	**$25,520.18**
Equity	
Opening balance equity	20.46
Owner investments	76,784.56
Retained Earnings	-9,580.69
Net Income	-34,008.15
Total Equity	**$33,216.18**
TOTAL LIABILITIES AND EQUITY	**$58,736.36**

Cake Hoopla, LLC

Statement of Cash Flows
January - December 2022

	TOTAL
OPERATING ACTIVITIES	
Net Income	-34,008.15
Adjustments to reconcile Net Income to Net Cash provided by operations:	0.00
Accounts Receivable (A/R)	0.00
Business Credit Card	0.00
C. TROXEL (9127) - 2	3,228.91
J. KEATING (2507) - 2	-3,708.73
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-479.82**
Net cash provided by operating activities	**$ -34,487.97**
INVESTING ACTIVITIES	
Tools, machinery, and equipment	-380.00
Vehicles	-10,000.00
Net cash provided by investing activities	**$ -10,380.00**
FINANCING ACTIVITIES	
Long-term business loans	26,000.00
Opening balance equity	20.46
Owner investments	1.64
Net cash provided by financing activities	**$26,022.10**
NET CASH INCREASE FOR PERIOD	**$ -18,845.87**
Cash at beginning of period	67,202.23
CASH AT END OF PERIOD	**$48,356.36**